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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

Alcan Inc.
(Name of Subject Company (Issuer))

Rio Tinto Canada Holding Inc.
an indirect wholly-owned subsidiary of Rio Tinto plc
and
 Rio Tinto plc
(Names of Filing Persons (Offeror))

Common Shares
(Title of Class of Securities)

(013716105)
(CUSIP Number of Class of Securities)

Anette V Lawless
Rio Tinto plc
6 St James's Square
London SW1Y 4LD
United Kingdom
Tel: 011 44 20 7930 2399
with a copy to
Thomas B. Shropshire, Jr.
Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom
Tel: 011 44 20 7456 2000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Bidders)

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(1)(2)

$19,065,207,127	$585,302

(1)
For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction value of the Alcan Common Shares to be received by Rio Tinto, assuming acceptance of the Offer by holders in the United States, is calculated as follows: 188,764,427 Alcan Common Shares in the United States, representing 50% of the entire issued share capital, multiplied by $101, the cash consideration being offered per Alcan Common Share, which yields $19,065,207,127, multiplied by 0.0000307, which yields $585,302. Each of the capitalized terms used is defined below.

(2)
Sent via wire transfer to the SEC on July 24, 2007.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	Filing Party:
Form or Registration No.:	Date Field:

☐
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issue tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 6 further amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on July 24, 2007 (as amended, the "Schedule TO"), by Rio Tinto plc and by Rio Tinto Canada Holding Inc., an indirect wholly-owned subsidiary of Rio Tinto. Unless otherwise defined herein, all capitalized terms shall have the meaning given to them in the Circular filed as Exhibit (a)(1)(A) to the Schedule TO.

ITEM 4.  TERMS OF THE TRANSACTION

        This Amendment amends and supplements Item 4 hereof as follows:

        For the avoidance of doubt, in the event that the Offeror believes that a condition to the Offer has been triggered, the Offeror shall as soon as reasonably practicable issue a press release specifying the condition that has been triggered, describing the facts giving rise to the triggering of the condition and indicating its decision to (i) invoke the condition and terminate the Offer or (ii) not invoke the condition and proceed with the Offer. In the event that the Offeror announces a decision to not invoke the condition and terminate the Offer, it shall thereupon be deemed to have waived its ability to invoke that condition with respect to the facts described in such press release.

        For the avoidance of doubt, all rights in respect of the Offer conditions (other than those dependant upon the receipt of government approvals) must be asserted prior to the Offer's expiration, as it may be extended from time to time in accordance with this Circular and applicable law.

        For the avoidance of doubt, in the event that the Offer Consideration is increased or decreased by the amount of a dividend or distribution, the Offer will be extended as necessary to comply with Rule 14e-1(b) under the Securities Exchange Act of 1934.

ITEM 11.  ADDITIONAL INFORMATION

        This Amendment amends and supplements Item 11 hereof as follows:

        For the avoidance of doubt, the Offer constitutes a single offer that has been made for all of the issued and outstanding Common Shares.

        The Offeror retains the contractual right to determine all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity (including time of receipt) of any acceptance of the Offer and any withdrawal of Alcan Common Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Alcan Common Shares or notice of withdrawal of Alcan Common Shares, and the due completion and execution of the Letter of Transmittal or Notice of Guaranteed Delivery. However, if a dispute arises regarding any of these determinations, only a court of competent jurisdiction can make a determination that will be binding upon the parties. Shareholders may challenge these determinations in court and the validity of any determination so challenged shall be subject to the decision of a court of competent jurisdiction.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2007	RIO TINTO PLC
	By:	/s/ GUY ELLIOTT
	Name: Title:	Guy Elliott Finance Director
RIO TINTO CANADA HOLDING INC.
	By:	/s/ IAN RATNAGE
	Name: Title:	Ian Ratnage Director

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ITEM 4. TERMS OF THE TRANSACTION
ITEM 11. ADDITIONAL INFORMATION
SIGNATURE